Exhibit 99.1

Freeline announces promotion of Romuald Corbau, Ph.D. to Chief Scientific Officer

London, 28 September 2020 – Freeline Therapeutics Holdings plc (Nasdaq: FRLN) (the “Company” or “Freeline”), a clinical-stage, fully integrated, next generation, systemic, AAV-based gene therapy company with the ambition of transforming the lives of patients suffering from inherited systemic debilitating diseases, today announces that Romuald Corbau, Ph.D. has been promoted to the role of Chief Scientific Officer. The Founder of Freeline, Professor Amit Nathwani, will continue in his role as Clinical and Scientific Adviser and member of the Board of Directors of the Company.

Since joining Freeline in 2017 as Senior Vice President, Research, Dr. Corbau has played an important role in driving Freeline’s clinical and pre-clinical programmes, as well as building out the Company’s systemic gene therapy capabilities, all based on Freeline’s proprietary potent AAVS3 capsid. He will continue to be a member of Freeline’s Executive Leadership Team.

"Romuald’s appointment to Chief Scientific Officer reflects his strong scientific acumen and deep expertise in AAV-based gene therapy development,” said Theresa Heggie, Chief Executive Officer. “He has made significant contributions to Freeline throughout his tenure, notably in creating the novel and proprietary transgenes for our Gaucher Disease and Haemophilia A programmes. The potential of gene therapy to change patients’ lives has never been greater and I look forward to working with him as we continue to progress our pipeline of innovative product candidates.”

Romuald brings over 20 years of pharmaceutical industry and academic experience to Freeline. Prior to joining the Company, he served as the Translational Lead at Spark Therapeutics. Romuald started his pharmaceutical career at Pfizer Global Research & Development where he held positions of increasing responsibility in several therapeutic areas. He holds a Ph.D. from the Department of Tumor Virology at the German Centre for Cancer Research, Heidelberg, Germany.

About Freeline

Freeline is a clinical-stage biotechnology company focused on AAV-based gene therapy targeting the liver. Its vision is to create better lives for people suffering from chronic, systemic diseases using the potential of gene therapy as a one-time treatment to provide a potential functional cure. Freeline is headquartered in the U.K. and has operations in Germany and the U.S.

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Forward-Looking Statements

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the Company’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of the Company’s strategies, financing plans, and clinical trial plans. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project” or “expect,” “may,” “will,” “would,” “could” or “should,” the negative of these terms or similar expressions. Forward looking statements are based on management’s current beliefs and assumptions and on information currently available to the Company, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks and uncertainties, including the Company’s recurring losses from operations; the development of the Company’s product candidates, including statements regarding the timing of initiation, completion and the outcome of clinical studies or trials and related preparatory work; the Company’s ability to design and implement successful clinical trials for its product candidates; the potential for a pandemic, epidemic or outbreak of an infectious diseases in the U.S., U.K. or EU, including the COVID-19 pandemic, to disrupt the Company’s clinical trial pipeline; the Company’s failure to demonstrate the safety and efficacy of its product candidates; the fact that results obtained in earlier stage clinical testing may not be indicative of results in future clinical trials; the Company’s ability to enrol patients in clinical trials for its product candidates; the possibility that one or more of the Company’s product candidates may cause serious adverse, undesirable or unacceptable side effects or have other properties that could delay or prevent their regulatory approval or limit their commercial potential; the Company’s ability to obtain and maintain regulatory approval of its product candidates; the Company’s limited manufacturing experience which could result in delays in the development or commercialisation of its product candidates; and the Company’s ability to identify or discover additional product candidates, or failure to capitalise on programmes or product candidates. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the Company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The Company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please reference the Company’s reports and documents filed with the U.S. Securities and Exchange Commission. You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

Further information

JW Communications

Julia Wilson

+44 (0) 7818 430877

juliawilsonuk@gmail.com